Exhibit 99.1

1st Quarter 2012 • Earnings News Release • Three months ended January 31, 2012

TD Bank Group Reports
First Quarter 2012 Results

This quarterly earnings release should be read in conjunction with our unaudited First Quarter 2012 Report to Shareholders for the three months ended January 31, 2012, prepared in accordance with International Financial Reporting Standards (IFRS), which is available on our website at http://www.td.com/investor/. This analysis is dated February 29, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Interim amounts derived from the Bank’s internal Consolidated Financial Statements have been prepared in accordance with IFRS. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).
The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The Interim Consolidated Financial Statements for the period ended January 31, 2012 reflect the Bank’s first set of financial statements prepared under IFRS. Comparative periods in 2011 have also been prepared under IFRS.
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Effective the first quarter of 2012, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formally called Wealth Management). The prior period results have been restated accordingly.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.55, compared with $1.67.
•	Adjusted diluted earnings per share were $1.86, compared with $1.73.
•	Reported net income was $1,478 million, compared with $1,562 million.
•	Adjusted net income was $1,762 million, compared with $1,617 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $60 million after tax (7 cents per share), compared with $103 million after tax (12 cents per share) in the first quarter last year.
•	A loss of $45 million after tax (5 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $75 million after tax (8 cents per share) in the first quarter last year.
•	Integration charges of $9 million after tax (1 cent per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $24 million after tax (2 cents per share) in the first quarter last year.
•	A loss of $1 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $3 million after tax in the first quarter last year.
•	Integration charges relating to the Chrysler Financial acquisition of $5 million after tax.
•	Integration charges and direct transaction costs of $24 million after tax (2 cents per share), relating to the acquisition of the MBNA Canada credit card portfolio.
•	A litigation reserve of $171 million after tax (19 cents per share).
•	Adjustment of allowance for incurred but not identified credit losses of $31 million after tax (3 cents per share).

TORONTO, March 1, 2012 – TD Bank Group (TD or the Bank) today announced its financial results for the first quarter ended January 31, 2012. Results for the quarter reflected record retail earnings and a strong performance from Wholesale Banking.

"While we knew going into 2012 that our businesses would continue to grow in the face of a challenging environment, their performance has exceeded our expectations,” said Ed Clark, Group President and Chief Executive Officer. “TD’s adjusted quarterly earnings reached a new record, up 9% over the same period last year, with our North American retail businesses leading the way with $1.6 billion in adjusted earnings, also a new record. These results again showcase how our customer-focused strategy enables us to grow during tough times.”

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Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking posted a record quarter, with reported net income of $826 million. Adjusted net income was $850 million, up 11% from the same period last year. Results for the quarter were driven by good volume growth in commercial lending and in personal deposits and loans, stable credit, and record efficiency.

“Low interest rates continue to present a challenge, but despite this environment, Canadian Personal and Commercial Banking delivered a record quarter,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “We had earnings momentum from our commercial banking business and our customer satisfaction ratings are at record levels. While we remain cautious, we’re feeling very good about these results. Looking ahead we feel we’re positioned for steady earnings growth in the mid-to-high single digits.”

Wealth and Insurance

Wealth and Insurance recorded net income, excluding TD’s reported investment in TD Ameritrade, of $294 million in the quarter, up 14% from the same period last year. This increase was primarily due to increased fee-based revenue driven by asset growth in the Wealth business as well as strong organic growth in Insurance and improved claims management, which was partially offset by lower trading revenue and a severe weather-related event. TD Ameritrade contributed $55 million in earnings to the segment, up 15% from the same period last year.

“This was a good quarter for Wealth and Insurance, despite lower direct investing trading levels in Wealth and a severe weather-related event that affected the Insurance business. Core business growth and expense management helped maintain positive operating leverage,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “While economic conditions remain uncertain, given our strong business fundamentals, we are optimistic that we will continue to see good growth in our Wealth and Insurance businesses.”

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking delivered a strong quarter with reported net income of US$165 million and adjusted net income of US$345 million, up 6% from the same time last year driven primarily by strong organic growth.

“Our volume growth in loans and deposits helped TD Bank, America’s Most Convenient Bank, offset the impact of the Durbin Amendment this quarter,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “While regulatory complexities and persistent low interest rates are challenging the industry, we have good momentum in our core business lines, our credit quality continues to improve and we remain on track to open 35 new stores this year.”

Wholesale Banking

Wholesale Banking recorded net income of $194 million for the quarter, down 17% compared with the same period last year. The decrease was largely due to higher investment portfolio gains in the first quarter last year.

   “We are pleased with our performance this quarter,” said Bob Dorrance, Group Head, Wholesale Banking. “Core results were strong despite market-wide declines in equity trading volumes and low new issuance activity. Our fixed income, currency and commodity businesses performed well as did our M&A advisory practice, which made for an overall strong quarter. We remain concerned about market stability particularly in relation to European sovereign debt but are confident in the resilience of our diversified, client-focused franchise.”

Capital

TD’s Tier 1 capital ratio was 11.6% in the quarter. Capital quality remained very high, with tangible common equity comprising more than 85% of Tier 1 capital. TD has now exceeded the 7% Basel III requirement on a fully phased-in basis.

Conclusion

“We’re very pleased with our results this quarter. Also today we announced a dividend increase of 4 cents per common share, payable in April, which speaks to our Board’s confidence in the earnings power of our business model,” said Clark. “While we’re seeing some promising signs of an improvement in the economic outlook, especially in the U.S., the challenging landscape means we remain cautious. Low interest rates continue to impact our business and the recovery will be slow, but we will strategically invest in our businesses, manage our expense growth prudently and deliver the legendary service our customers and clients expect from us.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 1.

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Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release in the “Business Outlook” section for each business segment and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2011 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the 2011 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this earnings news release are set out in the Bank’s 2011 Annual Report under the headings “Economic Summary and Outlook” and for each business segment, “Business Outlook and Focus for 2012”, as updated in this earnings news release under the headings “Business Outlook”; and for the Corporate segment in this earnings news release under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

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TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Results of operations
Total revenue	$5,642	$5,663	$5,459
Provision for credit losses	404	340	421
Non-interest expenses	3,549	3,488	3,190
Net income – reported	1,478	1,589	1,562
Net income – adjusted[1]	1,762	1,656	1,617
Economic profit[2,3]	782	594	641
Return on common equity – reported	14.0%	15.8%	17.1%
Return on common equity – adjusted[2,3]	16.8%	16.5%	17.7%
Return on invested capital[2,3]	N/A	14.4%	15.4%
Financial position
Total assets	$773,666	$732,782	$664,084
Total equity	45,548	44,004	39,253
Total risk-weighted assets	243,642	218,779	199,235
Financial ratios
Efficiency ratio – reported	62.9%	61.6%	58.4%
Efficiency ratio – adjusted[1]	55.3%	59.4%	56.3%
Tier 1 capital to risk weighted assets[4]	11.6%	13.0%	12.7%
Provision for credit losses as a % of net average loans and acceptances[5]	0.38%	0.38%	0.42%
Common share information – reported (dollars)
Per share earnings
Basic	$1.56	$1.70	$1.69
Diluted	1.55	1.68	1.67
Dividends per share	0.68	0.68	0.61
Book value per share	45.00	43.43	38.99
Closing share price	77.54	75.23	74.96
Shares outstanding (millions)
Average basic	901.1	893.8	879.3
Average diluted	909.2	909.0	896.4
End of period	903.7	901.0	882.1
Market capitalization (billions of Canadian dollars)	$70.1	$67.8	$66.1
Dividend yield	3.6%	3.5%	3.3%
Dividend payout ratio	43.7%	40.3%	36.1%
Price to earnings ratio[6]	12.3	11.7	14.1
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.87	$1.77	$1.75
Diluted	1.86	1.75	1.73
Dividend payout ratio	36.3%	38.6%	34.8%
Price to earnings ratio[6]	11.1	11.0	12.7
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit, adjusted return on common equity, and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3	Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $717 million for the fourth quarter 2011, and $758 million for the first quarter 2011.
4	For periods prior to the three months ended January 31, 2012, results are reported in accordance with Canadian GAAP.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 8 to the Interim Consolidated Financial Statements.
6	For the period ended January 31, 2011, the price to earnings ratio was calculated using the preceding trailing four quarters which included the three months ended April 30, 2010, July 31, 2010 and October 31, 2010 under Canadian GAAP basis and the three months ended January 31, 2011 under IFRS basis.

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HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

Adoption of IFRS

The Canadian Accounting Standards Board previously announced that for fiscal years beginning on or after January 1, 2011, all publicly accountable enterprises will be required to report financial results in accordance with IFRS. Accordingly, for the Bank, IFRS was effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Interim and Annual Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.

The adoption of IFRS did not require significant changes to the Bank’s disclosure controls and procedures.

Information about the IFRS transition impact to the Bank’s reported financial position, equity, and financial performance is provided in Note 21 to the Interim Consolidated Financial Statements, which includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank’s Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.

For details of the Bank’s significant accounting policies under IFRS, see Note 2 to the Bank’s Interim Consolidated Financial Statements.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income	$3,687	$3,532	$3,356
Non-interest income	1,955	2,131	2,103
Total revenue	5,642	5,663	5,459
Provision for credit losses	404	340	421
Non-interest expenses	3,549	3,488	3,190
Income before income taxes and equity in net income of an investment in associate	1,689	1,835	1,848
Provision for income taxes	272	310	343
Equity in net income of an investment in associate, net of income taxes	61	64	57
Net income – reported	1,478	1,589	1,562
Preferred dividends	49	48	49
Net income available to common shareholders and non-controlling interests
in subsidiaries	$1,429	$1,541	$1,513
Attributable to:
Non-controlling interests	$26	$26	$26
Common shareholders	$1,403	$1,515	$1,487

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The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME

(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Operating results – adjusted
Net interest income[1]	$3,701	$3,532	$3,356
Non-interest income[2]	2,009	2,094	2,016
Total revenue	5,710	5,626	5,372
Provision for credit losses[3]	445	340	421
Non-interest expenses[4]	3,158	3,344	3,024
Income before income taxes and equity in net income of an investment in associate	2,107	1,942	1,927
Provision for income taxes[5]	421	363	384
Equity in net income of an investment in associate, net of income taxes[6]	76	77	74
Net income – adjusted	1,762	1,656	1,617
Preferred dividends	49	48	49
Net income available to common shareholders and non-controlling interests
in subsidiaries – adjusted	1,713	1,608	1,568
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26
Net income available to common shareholders – adjusted	1,687	1,582	1,542
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(60)	(95)	(103)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio[8]	(45)	37	75
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions[9]	(9)	1	(24)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	(1)	9	(3)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition[11]	(5)	(19)	–
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada[12]	(24)	–	–
Litigation reserve[13]	(171)	–	–
Adjustments to allowance for incurred but not identified credit losses[14]	31	–	–
Total adjustments for items of note	(284)	(67)	(55)
Net income available to common shareholders – reported	$1,403	$1,515	$1,487
1	Adjusted net-interest income excludes the following items of note: First quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenues related to promotional-rate card origination activities, as explained in footnote 12.
2	Adjusted non-interest income excludes the following items of note: First quarter 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; fourth quarter 2011 – $15 million gain due to change in fair value of CDS hedging the corporate loan book; $41 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $19 million charge due to change in fair value of contingent consideration relating to Chrysler Financial; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $93 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.
3	Adjusted provision for credit losses (PCL) excludes the following items of note: first quarter 2012 – $41 million in adjustments to allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14.
4	Adjusted non-interest expenses excludes the following items of note: First quarter 2012 – $70 million amortization of intangibles, as explained in footnote 7; $11 million of integration charges and direct transaction costs related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; $285 million of charges related to a litigation reserve, as explained in footnote 13; fourth quarter 2011 – $123 million amortization of intangibles; $9 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $12 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; first quarter 2011 – $129 million amortization of intangibles; $37 million of integration charges related to U.S. Personal and Commercial Banking acquisitions.
5	For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.
6	Adjusted equity in net income of an investment in associate excludes the following items of note: First quarter 2012 – $15 million amortization of intangibles, as explained in footnote 7; fourth quarter 2011 – $13 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles.

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7	Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.
8	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9	As a result of U.S. Personal and Commercial Banking acquisitions, the Bank may incur integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. For the three months ended January 31, 2012 the integration charges were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. This is the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.
10	The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.
11	As a result of the Chrysler Financial acquisition in Canada and U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.
12	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges related to this acquisition were incurred by Canadian Personal and Commercial Banking.
13	As a result of certain adverse judgments in the U.S. during the first quarter of 2012, as well as a settlement reached following the quarter, the Bank took prudent steps to reassess its litigation reserve. Having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, this litigation provision of $285 million ($171 million after tax) was required.
14	Excluding the impact related to the MBNA credit card and other consumer loan portfolios (which is recorded to the Canadian Personal and Commercial Banking segment results), “Adjustments to allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” decreased by $41 million (net of tax, $31 million), all of which are attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS[1]
(Canadian dollars)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Basic earnings per share – reported	$1.56	$1.70	$1.69
Adjustments for items of note[2]	0.31	0.07	0.06
Basic earnings per share – adjusted	$1.87	$1.77	$1.75

Diluted earnings per share – reported	$1.55	$1.68	$1.67
Adjustments for items of note[2]	0.31	0.07	0.06
Diluted earnings per share – adjusted	$1.86	$1.75	$1.73

1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

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TABLE 5: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Provision for income taxes – reported	$272	$310	$343
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	25	41	43
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	8	(4)	(18)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	2	10	13
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	1	(6)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	1	12	–
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	8	–	–
Litigation reserve	114	–	–
Adjustments to allowance for incurred but not identified credit losses	(10)	–	–
Total adjustments for items of note	149	53	41
Provision for income taxes – adjusted	$421	$363	$384
Effective income tax rate – adjusted[3]	20.0%	18.7%	19.9%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

8

Economic Profit and Return on Common Equity

Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is another measure of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROE and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.

Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended
	Return on	Return on	Return on
	common equity	invested capital	invested capital
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Average common equity	$39,999	$38,131	$34,542
Average cumulative goodwill and intangible assets amortized, net of income taxes	N/A	5,435	5,180
Average common equity/Average invested capital	$39,999	$43,566	$39,722
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$905	$988	$901
Net income available to common shareholders – reported	$1,403	$1,515	$1,487
Items of note impacting income, net of income taxes[1]	284	67	55
Net income available to common shareholders – adjusted	$1,687	$1,582	$1,542
Economic profit[2]	$782	$594	$641
Return on common equity – adjusted/Return on invested capital[2]	16.8%	14.4%	15.4%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $717 million for the fourth quarter of 2011, and $758 million for the first quarter of 2011.

9

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to January 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $272 million of other assets, and $1,336 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $542 million has been allocated to $422 million of intangible assets and $120 million of goodwill. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments

On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.

On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule”). The Commodity Futures Trading Commission issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Volcker Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Volcker Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Volcker Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Volcker Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Volcker Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs in place by July 2012; and bank entities must conform existing activities by July 2014. While the Volcker Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.

The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.

For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. The results of Chrysler Financial in Canada are reported in Canadian Personal and Commercial Banking. The results of Chrysler Financial in the U.S. are reported in U.S. Personal and Commercial Banking. Integration charges and direct transaction costs related to the acquisition of Chrysler Financial are reported in the Corporate segment.

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth and Insurance and Corporate Shared Services. In this document, the Bank has updated the corresponding segment reporting results retroactively for 2011.

Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 MD&A, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $70 million, compared with $87 million in the first quarter last year, and $94 million in the prior quarter.

The Bank continues to securitize retail loans and receivables, however under IFRS, these loans and receivables remain on-balance sheet and the related interest is recognized over the life of the loan.

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income	$1,930	$1,840	$1,787
Non-interest income	640	621	566
Total revenue – reported	2,570	2,461	2,353
Total revenue – adjusted	2,584	2,461	2,353
Provision for credit losses	283	212	215
Non-interest expenses – reported	1,160	1,193	1,060
Non-interest expenses – adjusted	1,142	1,193	1,060
Net income - reported	826	754	769
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition of the credit
card portfolio of MBNA Canada	24	–	–
Net income – adjusted	$850	$754	$769
Selected volumes and ratios
Return on common equity – reported[2]	43.7%	36.0%	37.2%
Return on common equity – adjusted	44.9%	36.0%	37.2%
Margin on average earning assets (including securitized assets) – reported	2.77%	2.71%	2.81%
Margin on average earning assets (including securitized assets) – adjusted	2.79%	2.71%	2.81%
Efficiency ratio – reported	45.1%	48.4%	45.0%
Efficiency ratio – adjusted	44.2%	48.4%	45.0%
Number of Canadian retail stores	1,150	1,150	1,129
Average number of full-time equivalent staff	30,696	30,065	29,540
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

11

Quarterly comparison – Q1 2012 vs. Q1 2011

Canadian Personal and Commercial Banking reported net income for the quarter was $826 million, an increase of $57 million, or 7%, compared with the first quarter last year. Adjusted net income was a record $850 million, an increase of $81 million, or 11%, compared with the first quarter last year. The reported annualized return on common equity for the quarter was 43.7%, while the adjusted annualized return on common equity was 44.9%. The difference between reported and adjusted results for Canadian Personal and Commercial Banking is due to integration charges and direct transaction costs related to the acquisition of the MBNA Canada credit card portfolio.

Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, credit cards, and business banking. Reported revenue for the quarter was $2,570 million, an increase of $217 million, or 9%, while adjusted revenue was a record $2,584 million, an increase of $231 million, or 10%, compared with the first quarter last year. MBNA contributed 5% to both reported and adjusted revenue. Net interest income growth was driven by the inclusion of MBNA, and strong volume growth, partially offset by a decline in margin on average earning assets. The business generated good, but slower, personal lending volume growth, and strong business lending volume growth. Compared with the first quarter last year, average real estate secured lending volume increased $13.9 billion, or 7%. Auto lending average volume increased $2.1 billion, or 19%. All other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $4.6 billion, or 14%. Average personal deposit volume increased $5.3 billion, or 4%, while average business deposit volume increased $7.3 billion, or 12%. Excluding the impact of MBNA, margin on average earning assets decreased 14 bps to 2.67%. The decrease was primarily due to the impact of a low interest rate environment, portfolio mix, and competitive pricing pressure. Non-interest income increased 13%, driven by higher transaction volumes, repricing, and MBNA.

PCL for the quarter was $283 million, an increase of $68 million, or 32%, compared with the first quarter last year, due entirely to MBNA. Personal banking PCL was $262 million, or $189 million excluding MBNA, a decrease of $18 million, or 9%, due to better credit performance and enhanced collection strategies. Business banking PCL was $21 million, an increase of $13 million, primarily due to net provisions in the current quarter compared with net recoveries in the same quarter last year. Credit quality remained steady as annualized PCL as a percentage of credit volume was 0.39%, or 0.30% excluding MBNA, a decrease of 3 bps, compared with the first quarter last year. Net impaired loans were $950 million, an increase of $54 million, or 6%, over the first quarter last year. Net impaired loans as a percentage of total loans were 0.33%, compared with 0.35% as at January 31, 2011.

Reported non-interest expenses for the quarter were $1,160 million, an increase of $100 million, or 9%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $1,142 million, an increase of $82 million, or 8%, compared with the first quarter last year. Excluding MBNA, expenses increased $32 million, or 3%, compared with the first quarter last year. The increase was driven by higher employee related costs, and continued investment in business initiatives.

The average full-time equivalent (FTE) staffing levels increased by 1,156 or 4%, compared with the first quarter last year, primarily due to MBNA and Chrysler Financial. The reported efficiency ratio for the quarter was 45.1%, while the adjusted efficiency ratio was a record 44.2%, compared with 45.0% in the first quarter last year.

Quarterly comparison – Q1 2012 vs. Q4 2011

Canadian Personal and Commercial Banking reported net income for the quarter increased $72 million, or 10%, compared with the prior quarter. Adjusted net income for the quarter increased $96 million, or 13%, compared with the prior quarter.

Reported revenue for the quarter increased $109 million, or 4%, while adjusted revenue increased $123 million, or 5%, compared with the prior quarter due to MBNA. Solid volume growth across most products was offset by a lower margin on average earning assets. Excluding the impact of MBNA, margin on average earning assets decreased 4 bps to 2.67%, primarily due to lower deposit margins, and portfolio mix. Compared with the prior quarter, average real estate secured lending volume increased $2.7 billion. All other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volume increased $1.2 billion, or 3%. Average personal deposit volume increased $4.0 billion, or 3%, while average business deposit volume increased $2.4 billion, or 4%.

PCL for the quarter increased $71 million, or 33% due to the MBNA acquisition. Credit quality remains steady as personal banking PCL, excluding MBNA, decreased $7 million, or 4%. Including MBNA, personal banking PCL increased $66 million, or 34%, while business banking PCL increased $5 million, or 31%. Net impaired loans increased $58 million, or 7%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.33%, compared with 0.32% as at October 31, 2011.

Reported non-interest expenses for the quarter decreased $33 million, or 3%, while adjusted non-interest expenses decreased $51 million, or 4%, compared with the prior quarter. Excluding MBNA, expenses decreased $101 million, or 8%, compared with the prior quarter. The decrease was primarily due to the timing of business investment, marketing initiatives, and employee related costs in the prior quarter.

Average FTE staffing levels increased 631 largely due to MBNA. The reported efficiency ratio for the current quarter improved to 45.1%, while the adjusted efficiency ratio was 44.2%, compared with 48.4% in the prior quarter.

Business Outlook

Our leadership position in branch hours, strong market position across all products, and consistent investments in the business will continue to be a competitive advantage. However, we expect the operating environment to remain challenging with continued modest declines in margins and slowing personal loan growth, partially offset by good deposit growth. We forecast credit losses to remain relatively steady. We will continue to manage expenses prudently and expect to generate positive adjusted operating leverage for the year.

12

TABLE 8: WEALTH AND INSURANCE[1]
(millions of Canadian dollars, except as noted)		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income	$144	$136	$133
Insurance revenue, net of claims and related expenses[2]	281	308	309
Income from financial instruments designated at fair value through profit or loss	10	9	(27)
Non-interest income – other	564	586	577
Total revenue	999	1,039	992
Non-interest expenses	639	669	659
Net income	294	289	258
Wealth	144	139	130
Insurance	150	150	128
TD Ameritrade	55	54	48
Total Wealth and Insurance	$349	$343	$306
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$250	$241	$242
Assets under management – Wealth (billions of Canadian dollars)	196	189	186
Gross originated insurance premiums	763	873	713
Return on common equity[3]	21.4%	25.9%	22.8%
Efficiency ratio	64.0%	64.4%	66.4%
Average number of full-time equivalent staff	11,898	11,831	12,009
1	Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly called Wealth Management). The prior period results have been restated accordingly.
2	Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Income Statement. For the three months ended January 31, 2012, the claims and related expenses were $579 million (three months ended: October 31, 2011– $580 million; January 31, 2011 – $500 million).
3	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q1 2012 vs. Q1 2011

Wealth and Insurance net income for the quarter was $349 million, an increase of $43 million, or 14%, compared with the first quarter last year. Wealth and Insurance net income excluding TD Ameritrade, was $294 million, an increase of $36 million, or 14%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $55 million, an increase of $7 million, or 15%, compared with the first quarter last year, mainly due to higher TD Ameritrade earnings and a weaker Canadian dollar in the current quarter, partially offset by lower economic ownership resulting from share sales in the prior year. For its first quarter ended December 31, 2011, TD Ameritrade reported net income of US$152 million, an increase of US$7 million, or 5%, compared with the first quarter last year. Wealth and Insurance’s annualized return on common equity for the quarter was 21.4%.

Wealth and Insurance revenue is derived from direct investing, advice-based businesses, asset management services, life & health insurance, and general insurance. Wealth and Insurance revenue for the quarter was $999 million, an increase of $7 million, or 1%, compared to the first quarter last year. The increase was primarily due to higher fee-based revenue growth driven by increased assets under administration and assets under management in the Wealth business and good premium growth, better claims management, and MBNA revenues in the Insurance business. The increases were partially offset by lower trading volumes in the Wealth direct investing businesses and the impact of a severe weather-related event.

Non-interest expenses for the quarter were $639 million, a decrease of $20 million, or 3%, compared with the first quarter last year. This was due to non-recurring project expenses experienced in the first quarter of 2011 in the Wealth business and proactive expense management.

Assets under administration of $250 billion as at January 31, 2012, increased by $8 billion, or 3%, from January 31, 2011. Assets under management of $196 billion as at January 31, 2012 increased by $10 billion, or 5%, from January 31, 2011. These increases were primarily driven by net new client assets.

Gross originated insurance premiums of $763 million, increased $50 million, or 7%, compared with the first quarter last year.

The efficiency ratio for the current quarter improved to 64.0%, compared with 66.4% in the first quarter last year.

The average FTE staffing levels decreased by 111, compared with the first quarter last year primarily due to decline in the direct investing business mainly from lower trading volumes.

Quarterly comparison – Q1 2012 vs. Q4 2011

Wealth and Insurance net income for the quarter increased by $6 million, or 2%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $1 million, or 2%, compared with the prior quarter. Lower earnings at TD Ameritrade were more than offset by higher economic ownership and a weaker Canadian dollar. For its first quarter ended December 31, 2011, TD Ameritrade reported net income decreased US$12 million, or 7%, compared with the prior quarter driven by lower trading revenues.

13

Revenue for the quarter decreased $40 million, or 4% compared with the prior quarter, primarily due to higher insurance claims costs associated with the winter season, the net cost of a severe weather related event and lower trading volumes in the Wealth direct investing businesses.

Non-interest expenses decreased $30 million or 4% compared to the prior quarter, primarily due to lower project-related expenses and lower employee related costs in the Wealth business.

Assets under administration of $250 billion as at January 31, 2012 increased $9 billion, or 4%, from October 31, 2011. Assets under management of $196 billion as at January 31, 2012 increased $7 billion, or 4%, from October 31, 2011. These increases were driven by net new client assets and market appreciation.

Gross originated insurance premiums decreased $110 million, or 13%, compared with the prior quarter. The decrease is due to seasonality of policy renewals.

The efficiency ratio for the current quarter improved to 64.0%, compared with 64.4% in the prior quarter.

The average FTE staffing levels increased by 67, compared with the prior quarter, primarily resulting from business growth in the Wealth businesses.

Business Outlook

The economic uncertainty experienced in the latter part of 2011 and into the first quarter of 2012 has put pressure on trading volumes in Wealth. With strong business fundamentals coupled with our proactive cost management focus, we expect good growth in Wealth and Insurance this year.

TD BANK GROUP • FIRST QUARTER 2012 • EARNINGS NEWS RELEASE • DRAFT FEBRUARY 27	14

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars			U.S. dollars
	Jan. 31	Oct. 31	Jan. 31	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011	2012	2011	2011
Net interest income	$1,157	$1,124	$1,102	$1,134	$1,123	$1,098
Non-interest income	338	339	300	331	335	300
Total revenue	1,495	1,463	1,402	1,465	1,458	1,398
Provision for credit losses – loans	113	143	141	111	143	141
Provision for credit losses – debt securities
classified as loans	3	3	66	3	3	66
Provision for credit losses – acquired
credit-impaired loans[1]	42	(16)	–	41	(16)	–
Provision for credit losses – total	158	130	207	155	130	207
Non-interest expenses – reported	1,185	980	843	1,166	978	839
Non-interest expenses – adjusted	889	970	806	870	968	802
Net income – reported	172	295	302	165	292	301
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal
and Commercial Banking acquisitions	9	(1)	24	9	(1)	24
Litigation reserve	171	–	–	171	–	–
Net income – adjusted	$352	$294	$326	$345	$291	$325
Selected volumes and ratios
Return on common equity – reported[3]	3.9%	7.2%	7.2%	3.9%	7.2%	7.2%
Return on common equity – adjusted[3]	7.9%	7.2%	7.8%	7.9%	7.2%	7.8%
Margin on average earning assets (TEB)[4]	3.61%	3.60%	3.85%	3.61%	3.60%	3.85%
Efficiency ratio – reported	79.3%	67.0%	60.1%	79.3%	67.0%	60.1%
Efficiency ratio – adjusted	59.5%	66.3%	57.5%	59.5%	66.3%	57.5%
Number of U.S. retail stores	1,284	1,281	1,280	1,284	1,281	1,280
Average number of full-time equivalent staff	25,092	25,387	22,882	25,092	25,387	22,882
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.
4	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q1 2012 vs. Q1 2011

U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $172 million on a reported basis, a decrease of $130 million, or 43%, and $352 million on an adjusted basis, an increase of $26 million, or 8%, compared with the first quarter last year. In U.S. dollar terms, net income for the quarter was US$165 million on a reported basis, a decrease of US$136 million, or 45%, and US$345 million on an adjusted basis, an increase of US$20 million, or 6%, compared with the first quarter last year. The increase was primarily due to strong organic volume growth, offset partially by the impact of the Durbin Amendment. A litigation reserve of $285 million ($171 million after tax) was included in the items of note for this quarter. The annualized reported return on common equity for the quarter was 3.9%. The annualized adjusted return on common equity for the quarter was 7.9%.

In U.S. dollar terms, revenue for the quarter was US$1,465 million, an increase of US$67 million, or 5%, compared with the first quarter last year. The increase was primarily due to strong loan and deposit growth and the Chrysler Financial acquisition, partially offset by the implementation of the Durbin Amendment. Excluding the Chrysler Financial acquisition, average loans increased by 9%. Average deposits, excluding TD Ameritrade and Government deposits, increased by 9%. Margin on average earning assets decreased by 24 bps to 3.61%, compared with the first quarter last year, primarily due to an update to the timing of cash flows on certain debt securities classified as loans in the first quarter last year.

15

Total PCL for the quarter was US$155 million, a decrease of US$52 million, or 25%. The credit quality of the loan portfolio continues to stabilize. While the performance of acquired credit-impaired loans (which includes the loans from the South Financial and the FDIC-assisted acquisitions as well as acquired credit-impaired loans from Chrysler Financial) remained in line with our expectations, PCL on these loans increased by US$41 million for the quarter. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans decreased by US$30 million, due primarily to improved stability in the portfolio. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.75%, a decrease of 9 bps, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,149 million, an increase of US$8 million, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.5%, compared with 1.7% as at January 31, 2011. Net impaired debt securities classified as loans were US$1,387 million as at January 31, 2012, a decrease of US$179 million compared to January 31, 2011.

Reported non-interest expenses for the quarter were US$1,166 million, an increase of US$327 million, or 39%, compared with the first quarter last year due primarily to the litigation reserve taken in the current quarter. On an adjusted basis, non-interest expenses were US$870 million, an increase of US$68 million, or 8%, compared with the first quarter last year primarily due to the Chrysler Financial acquisition and investments in the core franchise including new store expenses.

The average FTE staffing levels increased by 2,210, or 10%, compared with the first quarter last year. This increase resulted from the Chrysler Financial acquisition, higher levels of retail and commercial lenders, and 30 new store openings since the first quarter last year. The reported efficiency ratio for the quarter was 79.3%, compared with 60.1% in the first quarter last year, primarily due to the litigation reserve taken in the current quarter. The adjusted efficiency ratio for the quarter was 59.5%, compared with 57.5% in the first quarter last year.

Quarterly comparison – Q1 2012 vs. Q4 2011

U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $123 million, or 42%, on a reported basis, and increased $58 million, or 20%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income decreased US$127 million, or 43%, on a reported basis, and increased US$54 million, or 19%, on an adjusted basis. The decrease in reported net income was due primarily to the litigation reserve taken this quarter.

In U.S. dollar terms, revenue for the quarter increased US$7 million, or was essentially flat compared with the prior quarter despite a full quarter impact of the Durbin Amendment. The Durbin Amendment reduced interchange revenue as expected before the impact of mitigation efforts that are currently underway. Margin on average earning assets increased 1 bp to 3.61%, compared with the prior quarter as product spreads remained relatively stable. Average loans increased US$2.8 billion, or 4%, compared with the prior quarter with an increase of 6% in average personal loans and an increase of 2% in average business loans. Average deposits increased US$3.8 billion, or 2.4%, compared with the prior quarter, including a US$2.9 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$0.9 billion, or 1%.

Total PCL for the quarter increased US$25 million, or 19%, compared with the prior quarter. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.75%, an increase of 10 bps, compared with the prior quarter, due entirely to acquired credit-impaired loans. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,149 million, an increase of US$6 million, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.5%, compared with 1.6% as at January 31, 2011. Net impaired debt securities classified as loans were US$1,387 million, a decrease of US$41 million, or 3%, compared with the prior quarter.

Reported non-interest expenses for the quarter increased US$188 million, or 19%, compared with the prior quarter due primarily to the litigation reserve taken this quarter. On an adjusted basis, non-interest expenses decreased US$98 million, or 10%, compared with the prior quarter reflecting elevated fourth quarter expenses and expense control.

The average FTE staffing levels decreased by 295, compared with the prior quarter. The efficiency ratio for the quarter worsened to 79.3%, compared with 67.0% in the prior quarter driven by the litigation reserve taken this quarter, and the adjusted efficiency ratio for the quarter was 59.5%, compared with 66.3% in the prior quarter.

Business Outlook

Loan growth was within expectations for the quarter and strong volume growth is expected to continue through fiscal 2012 driven by residential mortgages, indirect auto loans, and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Continued declines in PCL on the originated book are expected through 2012 due to the improved overall asset quality of the portfolio, but may increase in any given quarter. Adjusted for acquisitions, expense growth will be managed closely, while investing in resources and infrastructure to support growth. Overall modest earnings growth is expected for 2012.

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TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net interest income (TEB)	$443	$444	$388
Non-interest income	240	282	342
Total revenue	683	726	730
Provision for credit losses	12	3	6
Non-interest expenses	406	395	399
Net income	194	280	235
Selected volumes and ratios
Risk-weighted assets (billions of dollars)	51	35	31
Return on common equity[1]	18.7%	31.5%	28.8%
Efficiency ratio	59.4%	54.4%	54.7%
Average number of full-time equivalent staff	3,538	3,626	3,388
1	Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

Quarterly comparison – Q1 2012 vs. Q1 2011

Wholesale Banking net income for the quarter was $194 million, a decrease of $41 million, or 17%, compared with the first quarter last year. The decrease was largely due to reduced investment portfolio gains. The annualized return on common equity for the quarter was 18.7%.

Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $683 million, a decrease of $47 million, or 6%, compared with the first quarter last year. This was primarily due to reduced investment portfolio gains, lower equity trading on decreased client activity, and reduced revenue from equity underwriting due to industry wide volume decline as compared to the first quarter last year. Partially offsetting these decreases were improved fixed income and credit trading due to strong client flow and increasing asset values as compared to the same quarter last year.

PCL for the quarter was $12 million, an increase of $6 million, over the first quarter last year. Provisions in the current quarter include the accrual costs of credit protection and a provision against a single merchant banking exposure. PCL in the first quarter of last year was $6 million, primarily reflecting credit protection costs. Net impaired loans were $27 million, a decrease of $11 million, or 29%, over the first quarter last year.

Non-interest expenses for the quarter were $406 million, an increase of $7 million or 2%, compared with the first quarter last year as lower operating expenses were more than offset by higher variable compensation.

Risk-weighted assets were $51 billion, an increase of $20 billion, or 65%, compared with the first quarter last year. The increase was primarily due to the revised Basel II market risk framework.

Quarterly comparison – Q1 2012 vs. Q4 2011

Wholesale Banking net income for the quarter decreased by $86 million, or 31%, compared with the prior quarter. The decrease was primarily due to significantly lower investment portfolio gains, moderated equity and currency trading, partially offset by higher fixed income and credit trading, and investment banking fees.

Revenue for the quarter decreased $43 million, or 6%, compared with the prior quarter. The previous quarter included a significant realized gain from the investment portfolio. Equity and currency trading decreased primarily due to reduced client volumes on market uncertainty, lower volatility, and fewer trading opportunities. The decrease was partially offset by improved fixed income and credit trading on tightening credit spreads and increased client activity. Investment banking fee revenue increased driven by higher M&A and credit origination.

PCL for the quarter increased by $9 million, primarily due to a single merchant banking exposure as compared to a small recovery in the prior quarter. Net impaired loans decreased $5 million, or 16%, compared to the prior quarter.

Non-interest expenses for the quarter increased by $11 million, or 3%, primarily due to higher variable compensation due to improved capital markets revenue partially offset by lower operating expenses.

Business Outlook

While trading conditions trended positively through the quarter, significant uncertainty remains, particularly as it relates to Europe. Our diversified, client focused business mix is designed to optimize results across all markets but we do not expect to be insulated from any significant market events. To mitigate the impact of any such events we continue to develop our key franchise businesses and prudently manage our expenses. We are focused on the future and continue to invest in growth areas where we see sustainable competitive advantage and attractive returns.

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TABLE 11: CORPORATE
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2012	2011	2011
Net loss – reported	$(63)	$(83)	$(50)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	60	95	103
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	45	(37)	(75)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	1	(9)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	5	19	–
Adjustments to allowance for incurred but not identified credit losses	(31)	–	–
Total adjustments for items of note	80	68	31
Net income (loss) – adjusted	$17	$(15)	$(19)
Decomposition of items included in net loss – adjusted
Net corporate expenses	$(92)	$(97)	$(97)
Other	83	56	52
Non-controlling interests	26	26	26
Net income (loss) – adjusted	$17	$(15)	$(19)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2012 vs. Q1 2011

Corporate segment’s reported net loss for the quarter was $63 million, compared with a reported net loss of $50 million in the first quarter last year. Adjusted net income was $17 million, compared with an adjusted net loss of $19 million. The changes resulted from items that include a favourable tax item and lower net corporate expenses.

Quarterly comparison – Q1 2012 vs. Q4 2011

Corporate segment’s reported net loss for the quarter was $63 million, compared with a reported net loss of $83 million in the prior quarter. Adjusted net income was $17 million, compared with an adjusted net loss of $15 million in the prior quarter. The change was due to the impact of favourable tax items, lower net corporate expenses and a loss relating to the divestiture of Symcor’s U.S. business reported last quarter.

Outlook

The nature of various items within Corporate segment changed upon transition to IFRS. These items have impacted our estimated range compared to previous quarters. While Corporate segment results can contain some volatility and are inherently difficult to predict by their nature, our estimated range for the remainder of fiscal 2012 is an adjusted net loss of $40 million to $80 million per quarter.

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SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CIBC Mellon Trust Company*
P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

1-800-387-0825 or 416-682-3860

Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Shareowner Services LLC
P.O. Box 358015

Pittsburgh, Pennsylvania 15252-8015

or

480 Washington Boulevard

Jersey City, New Jersey 07310

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610

www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs:

416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:

1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials

Interested investors, the media and others may view this first quarter earnings news release, Report to Shareholders and supplemental information on the TD website at http://www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 1, 2012. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2012.jsp on March 1, 2012, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2012.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 1, 2012, until April 2, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4512261, followed by the pound key.

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Annual Meeting

Thursday, March 29, 2012 at 9:30 a.m. (Eastern)

Toronto, Ontario

Glenn Gould Studio

250 Front Street West

Simulcast live by video conference to:

New York, New York

Grand Hyatt New York

109 East 42nd Street

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 21.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million online customers. TD had CDN$774 billion in assets on January 31, 2012.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030

Stephen Knight, Manager, Media Relations, 416-983-5804

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